TSINGTAO
青岛啤酒

08002118

RECEIVED
2008 APR 24 A 4: 29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

April 16, 2008

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, these documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Hao Yang
(Sullivan & Cromwell LLP)

4/25

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

April 16, 2008

A. ANNOUNCEMENT ON CONDITIONAL APPROVAL OF THE PROPOSED ISSUANCE OF BONDS WITH WARRANTS BY THE ISSUANCE REVIEW COMMITTEE OF CHINA SECURITIES REGULATORY COMMISSION.
B. ANNOUNCEMENT ON DATE OF BOARD MEETING.
C. ANNOUNCEMENT ON ADJUSTMENTS TO THE INCOME TAX RATE APPLICABLE FOR 2007.

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON APPROVAL OF THE PROPOSED ISSUANCE OF BONDS WITH WARRANTS BY CHINA SECURITIES REGULATORY COMMISSION

This announcement is made pursuant to Rule 13.09(1) of the Hong Kong Listing Rules.

Reference is made to the announcements dated 9 November 2007, 14 March 2008 and 17 March 2008 and the circular to Shareholders dated 9 November 2007 of Tsingtao Brewery Company Limited (the "Company") in respect of the issuance of Bonds with Warrants. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as in the said circular.

The Board is pleased to announce that China Securities Regulatory Commission approved the proposed issuance of Bonds with Warrants of the Company on 27 March 2008.

Board of Directors
Tsingtao Brewery Company Limited

Qingdao, the People's Republic of China
28 March 2008

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON DATE OF BOARD MEETING

The Board of Directors of Tsingtao Brewery Company Limited (the "Company") hereby announces that a meeting of the Board of Directors will be convened on Monday, 21 April 2008 to consider and approve, among other matters, the annual results of the Company and its subsidiaries for the year ended 31 December 2007 and the recommendation on the payment of a final dividend.

By order of the Board
Tsingtao Brewery Company Limited
Yuan Lu
Secretary to the Board

Qingdao, the People's Republic of China
7 April 2008

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

青岛啤酒

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON ADJUSTMENTS TO THE INCOME TAX RATE APPLICABLE FOR 2007

This announcement is made by the Company pursuant to the requirements of Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This announcement is also disseminated on the Shanghai Stock Exchange simultaneously. The information contained in this announcement is only a preliminary estimate by the Company and is not audited by the Company's certified public accountants. Detailed financial information of the Company for the entire financial year will be disclosed in the Annual Report for 2007 of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The Company and all the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

Tsingtao Brewery Company Limited (the "Company") received notice from the tax authority in Qingdao yesterday clarifying the income tax rate applicable to the Company for 2007: the enterprise income tax rate applicable to the Company for 2007 is 33% (the previous income tax rate applicable to the Company was 15%). Such adjustment will have relatively substantial impacts on the Company's 2007 annual results.

As the Annual Report for 2007 of the Company has not been completed, pursuant to the Offering Memorandum of the Proposed Issuance of Bonds with Warrants issued by the Company on 31 March 2008, if the adjustment is made based on the tax rate of 33%, the estimated impact on the first three quarters of 2007 of the Company's financial positions (unaudited according to the PRC accounting principles) will be as follows:

Unit: RMB'000

Period for repayment	Consolidated net profits for January — September 2007 (adjusted)	Consolidated net profits for January — September 2007 (unadjusted)	Amount affected	Percentage of the amount affected *(Note)*
January — September 2007	560,208.8	695,440.3	135,231.5	19.45%

Note: Percentage of the amount affected refers to the amount of tax to be repaid as a percentage of the consolidated net profits for the three quarters of 2007 before adjustment

At present there does not appear to be any decision from the tax authority regarding the treatment of the income tax for the financial years prior to 2007. The Company will continue to follow up and issue further announcement as and when appropriate upon receipt of any further information.

Pursuant to the new Enterprise Income Tax Law of the People's Republic of China which has become effective from 1 January 2008, the income tax rate applicable to the Company for 2008 is 25%.

Tsingtao Brewery Company Limited
Board of Directors

Qingdao, the People's Republic of China
16 April 2008

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

END